PRESS RELEASE

Banro Announces Q2 2014 Financial Results

Toronto, Canada – August 14, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the second quarter of 2014.

FINANCIAL HIGHLIGHTS

  Revenue of $26.5 million ($24.5 million in Q2 2013) and a net loss of $3.0 million or $0.01 per share (net loss of $3.1 million or $0.01 per share in Q2 2013)
  Cash and cash equivalents of $6.5 million at June 30, 2014 ($4.5 million at December 31, 2013)

OPERATIONAL HIGHLIGHTS

  Production of 21,431 ounces of gold in Q2 2014 (compared to 19,347 ounces in Q2 2013)
  Sales of 20,537 ounces of gold at an average price of $1,292 per ounce (18,252 ounces of gold were sold in Q2 2013 at an average gold price of $1,342 per ounce in Q2 2013)

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

The table below provides a summary of financial and operating results for the three and six-month periods ended June 30, 2014 and corresponding periods in 2013 as well as the first quarter of 2014:

(I) FINANCIAL

	H1 2014[1]	H1 2013[1]	Q2 2014	Q2 2013	Q1 2014
Selected Financial Data
Revenues	56,973	57,653	26,534	24,484	30,439
Total mine operating expenses[2]	(46,071)	(44,166)	(21,977)	(21,951)	(24,094)
Gross earnings from operations	10,902	13,487	4,557	2,533	6,345
Net (loss)/income	(3,702)	3,215	(2,998)	(3,054)	(704)
Basic net (loss)/earnings per share ($/share)	(0.01)	0.01	(0.01)	(0.01)	0.00
Key Operating Statistics
Average gold price received ($/oz)	1,267	1,489	1,292	1,342	1,246
Gold sales (oz)	44,964	38,708	20,537	18,252	24,427
Gold production (oz)	41,568	38,949	21,431	19,347	20,137
All-in sustaining cost per ounce ($/oz)[3]	962	1,113	893	1,086	1,035
Adjusted all-in sustaining cost per ounce ($/oz)[4]	889	1,120	932	1,151	853
Cash cost per ounce ($/oz)[3]	845	815	720	789	978
Adjusted cash cost per ounce ($/oz)[4]	781	820	751	836	807
Gold margin ($/oz)[3]	422	674	572	553	268
Financial Position
Cash and cash equivalents	6,460	43,182	6,460	43,182	17,433
Gold bullion inventory at market value[5]	2,476	4,521	2,476	4,521	1,231
Total assets	861,162	757,692	861,162	757,692	852,574
Long term debt	160,827	156,642	160,827	156,642	159,713

(1)	For the six-month periods ended June 30, 2014 and 2013
(2)	Includes depletion and depreciation.
(3)

All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this Press Release for additional information. All-in sustaining cost per ounce, cash cost per ounce and gold margin for 2013 have been restated on a production basis as compared to a sales basis in prior periods.

(4)	All-in sustaining cost per ounce and cash cost per ounce have been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis
(5)	This represents 1,883 ounces of gold bullion inventory, with a cost of $786, shown at the June 30, 2014 closing market price of $1,315 per ounce of gold.

•

Revenues during the three and six-month periods ended June 30, 2014 were $26,534 and $56,973, respectively, compared with revenues of $24,484 and $57,653, respectively, for the corresponding periods in 2013.

•

Mine operating expenses, including depletion and depreciation, for the respective three and six- month periods ended June 30, 2014 were $21,977 and $46,071 compared to $21,951 and $44,166 for the respective three and six-month periods ended June 30, 2013. Production costs for the second quarter of 2014 were $15,432 compared to $15,265 for the second quarter of 2013. Production costs for the six months ended June 30, 2014 were $35,135 compared to $31,740 for the six months ended June 30, 2013.

•

Gross earnings from operations for the respective three and six-month periods ended June 30, 2014, were $4,557 and $10,902, compared to $2,533 and $13,487, respectively, for the corresponding periods of 2013.

•

Cash costs per ounce on a production basis for the second quarter of 2014 were $720 per ounce of gold (compared to $789 per ounce of gold for the second quarter of 2013 and $978 for the first quarter of 2014) and all-in sustaining costs were $893 (compared to $1,086 per ounce of gold for the second quarter of 2013 and $1,035 for the first quarter of 2014). Cash costs for Q2 2014 were lower than prior quarters as a result of increased mine and plant productivity; however, the full benefits were partially offset due to lower than planned production as a result of the adverse effect of rainfall on throughput in April. In order to mitigate the adverse effects of rainfall in future periods, the Company has put several measures in place including the installation of a roof over the mill feed stockpile and ore handling area at Twangiza, which are scheduled to be completed prior to the start of the next wet period. Adjusted cash costs per ounce and all-in sustaining costs per ounce, on a sales basis, are $751 and $932, respectively. All-in sustaining costs per ounce and cash costs per ounce are non-IFRS measures. Refer to the non-IFRS measures section of this Press Release for additional information.

(II) OPERATIONAL

•

The Twangiza and Namoya mines continue to have an LTIFR (lost time injury frequency rate) which would equate to a 5-star safety rating per the standards of the National Occupational Safety Association (“NOSA”) of South Africa.

•

During the three months ended June 30, 2014, the plant at the Twangiza Mine processed 340,654 tonnes of ore (compared to 235,730 tonnes during the corresponding period in 2013 and 252,691 tonnes in Q1 2014) and at an indicated head grade of 2.44 g/t Au (compared to 2.91 g/t Au during the corresponding period in 2013 and 2.73 in Q1 2014) and a recovery rate of 84.3% (compared to 83.4% during the corresponding period in 2013 and 85.0% in Q1 2014) to produce 21,431 (compared to 19,347 during the corresponding period in 2013 and 20,137 in Q1 2014) ounces of gold.

•

During Q2 2014, ounces of gold sold increased by 12.5% to 20,537 ounces compared to sales of 18,252 ounces during Q2 of 2013. The average gold price of $1,292 per ounce was obtained for total revenues of $26,534 realized during Q2 2014 (compared to an average price of $1,342 per ounce obtained during the corresponding period in 2013 for total revenues of $24,484).

(III) CONSTRUCTION & DEVELOPMENT

•

The plant expansion program at Twangiza was completed during the period, bringing the throughput capacity to near the 1.7 million tonnes per annum (“mtpa”) range under the most optimal conditions, with targeted throughput being closer to 1.5 mtpa.

•

The Namoya plant, which was designed as a hybrid gravity/CIL and heap leach operation commenced commissioning following the completion of construction in May 2014. During commissioning, the operations of the CIL circuit have been hampered by the quantity of fine material which exceeds the plant design capacity. The Company has determined that an upgrade of some of the equipment in the wet portion of the circuit is required in order to run the CIL plant efficiently.

•

During the second quarter of 2014, the Namoya Mine produced 1,458 ounces of gold from a total of 65,858 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.31 g/t Au.

(IV) EXPLORATION

  During the second quarter of 2014, exploration activities continued with low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga and Lugushwa projects. Exploration involved limited grassroots activities, mainly bulk leach extractable gold sampling, geological mapping, channel and rock chips sampling, as well as limited follow-up programs in the form of auger drilling and induced polarization survey work in Kamituga.

(V) CORPORATE DEVELOPMENT

In May 2014, the Company renegotiated the terms of its $15 million facility with Ecobank to be repayable in four equal quarterly payments commencing May 30, 2015, with the subsequent three quarterly payments occurring in August 2015, November 2015, and February 2016. The Ecobank facility was originally repayable in four equal quarterly payments commencing May 30, 2014.

TWANGIZA MINE

During the second quarter of 2014, mill throughput increased compared to prior periods, mainly due to the advent of a drier weather period which began in late April coupled with capital improvements carried out to enhance ore delivery to the process plant and to mitigate the impact of the wet periods.

TWANGIZA MINE	Q2 2014	Q1 2014	Q2 2013
Gold sales (oz)	20,537	24,427	18,252
Gold produced (oz)	21,431	20,137	19,347
Material mined (t)	871,849	727,153	1,070,462
Ore mined (t)[1]	485,276	296,324	405,283
Valley fill mined (t)	-	49,854	-
Waste mined (t)	386,573	381,245	665,179
Strip ratio (t:t)[2]	0.80	1.29	1.64
Ore milled (t)[1]	340,654	252,691	235,730
Head grade (g/t)[3]	2.44	2.73	2.91
Recovery (%)	84.30	84.97	83.40
Cash cost per ounce ($US/oz)[4]	720	978	789
Adjusted cash cost per ounce ($US/oz) [5]	751	807	836

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined, not including valley fill material.
(3) Head grade refers to the indicated grade of ore milled.
(4) Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this Press Release for additional information.
(5) Cash cost per ounce has been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis

Cash costs per ounce for Q2 2014, on a production basis, were lower than the same prior year period as a result of increased plant productivity, despite the adverse impact of severe rains in April and the processing of lower grades.

Unit costs for Q2 2014 compared to Q1 2014 and Q2 2013 are as follows:

Cost per tonne material mined	Q2 2014	Q1 2014	Q2 2013
	($US/t)	($US/t)	($US/t)
Mining Costs	3.5	6.4	2.9
Processing Costs	10.3	11.2	7.3
Overhead	4.8	5.7	4.1
Inventory Adjustments	(0.9)	3.8
Total cost per tonne material mined	17.7	27.1	14.3

Cost per tonne ore milled	Q2 2014	Q1 2014	Q2 2013
	($US/t)	($US/t)	($US/t)
Mining Costs	9.0	18.4	13.0
Processing Costs	26.4	32.1	33.1
Overhead	12.2	16.5	18.6
Inventory Adjustments	(2.3)	10.9
Total cost per tonne ore milled	45.3	78.0	64.7

Cost per ounce produced	Q2 2014	Q1 2014	Q2 2013
	($US/oz)	($US/oz)	($US/oz)
Mining Costs	143	231	159
Processing Costs	420	403	403
Overhead	193	207	227
Inventory Adjustments	(36)	137
Total cash cost per ounce	720	978	789

Mining

A total of 871,849 tonnes of material (Q2 2013 – 1,070,462) were mined during the three month period ended June 30, 2014. Total ore mined was 485,276 tonnes (Q2 2013 – 405,283 tonnes). The strip ratio for Q2 2014 was 0.80 as compared to 1.64 during the corresponding period in 2013.

Processing & Engineering

For the three month period ended June 30, 2014, the plant at the Twangiza Mine processed 340,654 tonnes of ore (Q2 2013 – 235,730 tonnes). Throughput continued to be negatively impacted by rainfall during April, however, dryer weather in May and June allowed for improved throughput levels. Several measures, which are scheduled for completion prior to the next wet period, are in place to mitigate the impact of future rainfall which will continue to be part of the operating environment at Twangiza. Recoveries during the quarter improved compared to the same prior year period to an average rate of 84.3% (Q2 2013 – 83.4%), primarily as a result of the longer residence time of material with the installation of additional tank capacity as part of the plant upgrade.

Twangiza Plant Optimization and Expansion

Installation of the final part of the Twangiza upgrade program, the second elution circuit, was complete at the end of April 2014. During the second quarter of 2014, supplier commissioning engineers were on site and conducted final testing of the installed equipment.

Sustaining Capital Activities

During the second quarter of 2014 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

•	Run-of-Mine (“ROM”) Pad Roofing
Work on the ROM Pad roofing continued throughout the quarter, with a focus on completion during the third quarter of 2014.

•	Tailings Management Facility (“TMF”)
Following the excessive rains during April, advancement of the TMF was able to return to levels more consistent with management’s plan.

Namoya Mine Development

Mining continued at the Seketi and Mwendamboko pits during the second quarter of 2014 comprising 739,574 tonnes of material of which 537,683 tonnes were ore.

As previously reported, the production operations at Namoya during April were significantly impacted by reduced road access for bulk deliveries, such as fuel deliveries, due to exceptionally heavy regional rains along the access route between Uvira and Baraka.

Construction of the open pit hybrid CIL/heap leach mine at Namoya was completed during the period and the plant, including the scrubber, secondary and tertiary crushing circuits as well as the CIL circuit, commenced hot commissioning in May 2014. The plant was run on a stop and fix basis to resolve various commissioning issues. During the commissioning activities, the Company determined that the Namoya hybrid CIL/heap leach plant was unable to run at design capacity, because the percentage of fine material was found to be higher than the hybrid plant was designed to process. At the present time, the Company has recognized the need to introduce a traditional agglomeration drum into the circuit. This means not washing all of the ore at the front end of the process as currently designed and installed, but introducing a dry ore feed with appropriate cement additions into an agglomeration drum to bind the fine components of the ore to allow for efficient percolation of the cyanide solution on the heap.

During the second quarter of 2014, the Namoya mine produced 1,458 ounces of gold from a total of 65,858 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.31 g/t Au.

As of the date of this Press Release, management is continuing to work with internal expertise and external consultants including Kappes Cassiday and Associates (a firm which specializes in the development, engineering and implementation of extractive metallurgical processes for the mining industry) to determine the optimal plan of action.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya, exploration work during the second quarter of 2014 was comprised of low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga and Lugushwa projects and preparation for the remainder of the 2014 exploration program.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this Press Release.

NON-IFRS MEASURES

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a production basis.

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a production basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Cash cost	H1 2014	H1 2013	Q2 2014	Q2 2013	Q1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	46,071	44,166	21,977	21,951	24,094
Less: Depletion and depreciation	(10,936)	(12,426)	(6,545)	(6,686)	(4,391)

Total cash costs	35,135	31,740	15,432	15,265	19,703
Gold production (oz)	41,568	38,949	21,431	19,347	20,137

Cash cost per ounce ($/oz)	845	815	720	789	978
All-in sustaining cost	H1 2014	H1 2013	Q2 2014	Q2 2013	Q1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	46,071	44,166	21,977	21,951	24,094
Less: Depletion and depreciation	(10,936)	(12,426)	(6,545)	(6,686)	(4,391)

Total cash costs	35,135	31,740	15,432	15,265	19,703
Sustaining capital	4,839	11,627	3,709	5,738	1,130
All-in sustaining costs	39,974	43,367	19,141	21,003	20,833
Gold production (oz)	41,568	38,949	21,431	19,347	20,137
All-in sustaining cost per ounce ($/oz)	962	1,113	893	1,086	1,035

Adjusted Cash cost	H1 2014	H1 2013	Q2 2014	Q2 2013	Q1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	46,071	44,166	21,977	21,951	24,094
Less: Depletion and depreciation	(10,936)	(12,426)	(6,545)	(6,686)	(4,391)

Total cash costs	35,135	31,740	15,432	15,265	19,703
Gold sold (oz)	44,964	38,708	20,537	18,252	24,427

Adjusted cash cost per ounce ($/oz)	781	820	751	836	807

Adjusted All-in sustaining cost	H1 2014	H1 2013	Q2 2014	Q2 2013	Q1 2014
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	46,071	44,166	21,977	21,951	24,094
Less: Depletion and depreciation	(10,936)	(12,426)	(6,545)	(6,686)	(4,391)

Total cash costs	35,135	31,740	15,432	15,265	19,703
Sustaining capital	4,839	11,627	3,709	5,738	1,130
All-in sustaining costs	39,974	43,367	19,141	21,003	20,833
Gold sold (oz)	44,964	38,708	20,537	18,252	24,427
Adjusted all-in sustaining cost per ounce
($/oz)	889	1,120	932	1,151	853

Q2 2014 Financial Results Conference Call Information

Banro will host a conference call at 11am EST on Tuesday August 19, 2014. Please use the following dial in numbers:

Toll Free (North America):	+1-877-223-4471
Toronto Local & International:	+1 647-788-4922

Q2 2014 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367
Toronto Local & International:	+1 416-621-4642

The conference call replay will be available from 2:00PM EST on Tuesday August 19, 2014 until 11:59PM EST on Tuesday September 9, 2014.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates
The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that Mineral Resource and Mineral Reserve estimates are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production, costs, cash flow and gold recoveries, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and the Company’s development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations,
+1 (416) 366-9189
+1-800-714-7938, Ext. 2802
info@banro.com,
Follow the Company on Twitter @banrocorp